TEMBEC INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Dec. 30,	Sept. 30,
	2006	2006
		(Audited)

Assets
Current Assets:
Cash and cash equivalents	$ 137	$ 26
Accounts receivable	394	405
Due from parent company, Tembec Inc.	16	14
Inventories	532	483
Prepaid expenses	22	20

	1,101	948
Investments	15	15
Fixed assets	1,764	1,796
Other assets	135	169
Future income taxes	103	62

	$ 3,118	$ 2,990

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$ 3	$ 5
Operating bank loans	142	235
Accounts payable and accrued charges	389	407
Interest payable	31	19
Current portion of long-term debt (note 3)	17	21

	582	687
Long-term debt (note 3)	1,555	1,475
Other long-term liabilities and credits	165	150
Future income taxes	122	121
Minority interest	5	5
Redeemable preferred shares	26	26
Shareholders' equity:
Share capital	732	732
Contributed surplus	3	3
Accumulated other comprehensive loss	(3)	(3)
Deficit	(69)	(206)

	663	526

	$ 3,118	$ 2,990

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 30, 2006 and December 24, 2005
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters
	2006	2005

Sales	$ 723	$ 789
Freight and sales deductions	84	94
Lumber duties and export taxes (note 4)	3	6
Cost of sales	590	683
Selling, general and administrative	33	38
Depreciation and amortization	47	55
Recovery of lumber duties (note 5)	(238)	-
Restructuring charge - mill closure (note 5)	29	-
Gain on land sales (note 5)	(8)	-

Operating earnings (loss) from continuing operations	183	(87)

Interest, foreign exchange and other (note 6)	(12)	21
Exchange loss (gain) on long-term debt	61	(6)

Earnings (loss) before income taxes and minority interests
from continuing operations	134	(102)

Income tax recovery (note 7)	(3)	(24)

Net earnings (loss) from continuing operations	137	(78)
Earnings from discontinued operations (note 2)	-	4

Net earnings (loss)	$ 137	$ (74)

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Quarters ended December 30, 2006 and December 24, 2005
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters
	2006	2005

Retained earnings (deficit), beginning of period	$ (206)	$ 94
Net earnings (loss)	137	(74)

Retained earnings (deficit), end of period	$ (69)	$ 20

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarters ended December 30, 2006 and December 24, 2005
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters
	2006	2005

Net earnings (loss)	$ 137	$ (74)
Other comprehensive income (loss):
Exchange translation of foreign subisdiaries	-	-

Comprehensive income (loss)	$ 137	$ (74)

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 30, 2006 and December 24, 2005
(unaudited) (in millions of dollars)

	Quarters
	2006	2005

Cash flows from operating activities:
Net earnings (loss)	$ 137	$ (74)
Adjustments for:
Earnings from discontinued operations (note 2)	-	(4)
Depreciation and amortization	47	55
Amortization of deferred financing costs (note 6)	1	1
Exchange loss (gain) on long-term debt	61	(6)
Amortization of deferred gain on foreign exchange contracts (note 6)	-	(21)
Derivative financial instruments loss (note 6)	-	4
Proceeds on sale of derivative financial instruments	-	4
Loss on consolidation of foreign integrated subsidiaries (note 6)	1	2
Future income taxes (note 7)	(41)	(26)
Utilization of investment tax credits	33	-
Restructuring charge - mill closure (note 5)	17	-
Other	(6)	3

	250	(62)
Changes in non-cash working capital:
Temporary investments	-	6
Accounts receivable	22	8
Inventories	(41)	(16)
Prepaid expenses	(3)	(4)
Accounts payable and accrued charges	(22)	(14)

	(44)	(20)

	206	(82)

Cash flows from investing activities:
Additions to fixed assets	(14)	(22)
Proceeds on land sales	9	-
Acquisition of investments	-	-
Other	(5)	(1)

	(10)	(23)
Cash flows from financing activities:
Change in operating bank loans	(93)	84
Increase in long-term debt	17	3
Repayment of long-term debt	(3)	(2)
Increase (decrease) in other long-term liabilities	(5)	1
Other	1	-

	(83)	86
Cash generated (used) by continuing operations	113	(19)
Cash generated by discontinued operations (note 2)	-	7

Foreign exchange loss on cash and cash equivalents
held in foreign currencies	-	-

Net increase (decrease) in cash and cash equivalents	113	(12)
Cash and cash equivalents, net of bank indebtedness, beginning of period	21	-

Cash and cash equivalents, net of bank indebtedness, end of period	$ 134	$ (12)

Supplemental information:
Interest paid	$ 21	$ 4
Income taxes paid	$ -	$ -

TEMBEC INDUSTRIES INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended December 30, 2006 and December 24, 2005
(unaudited) (in millions of dollars)
December 30, 2006
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 169	$ 305	$ 207	$ 42	$ 723
Internal	34	22	-	1	57

	203	327	207	43	780

Earnings (loss) before the following	(15)	20	6	2	13

Depreciation and amortization	14	20	12	1	47

Other items (note 6)	(246)	29	-	-	(217)

Operating earnings (loss) from
continuing operations	217	(29)	(6)	1	183

Net fixed asset additions	2	9	3	-	14

December 24, 2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 234	$ 292	$ 216	$ 47	$ 789
Internal	42	21	-	3	66

	276	313	216	50	855

Earnings (loss) before the following	11	(32)	(12)	1	(32)

Depreciation and amortization	13	27	14	1	55

Operating earnings (loss) from
continuing operations	(2)	(59)	(26)	-	(87)

Net fixed asset additions	7	13	2	-	22

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.    Significant accounting policies

        Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2006.

        Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist mainly of equity investments which are excluded from the recommendations of this standard and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $5 million ($7 million – September 2006), previously recorded in Other assets, have been reclassified against long-term debt. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company’s deficit position as at October 1, 2006.

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1. Significant accounting policies (cont.)

Carrying value and fair value of financial assets and liabilities are summarized as follows:

Classification	Carrying value	Fair value

Held-for-trading	137	137
Loans and receivables	423	423
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	2,163	1,656

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee (“EIC”) EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

2.

Discontinued operations

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. (“Jolina”). The comparative financial results of the OSB operation have been reclassified as discontinued operations.

Condensed earnings from discontinued operations related to the OSB are as follows for the December 2005 quarter:

2005
Sales	$ 23
Operating profit	6
Income taxes	2
Earnings from discontinued operations	4

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.	Discontinued operations (cont.)

	Condensed cash flows from discontinued operations are as follows for the December 2005 quarter:
	2005
	Cash flows from operating activities			$ 7

	Cash flows generated by discontinued operations			$ 7

3.	Long-term debt

			Dec. 30,	Sept. 30,
		Maturity	2006	2006

	Tembec Industries - Advance from parent company - Tembec Inc.	09/2009	$ 67	$ 67
	Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	408	391
	Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	583	559
	Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	408	391
	Tembec SAS	12/2013	22	10
	Tembec Envirofinance SAS	06/2017	28	21
	Proportionate share - Marathon (50%)	03/2006	8	10
	Proportionate share - Temlam (50%)	06/2015	40	40
	Other	Various	13	14

			1,577	1,503
	Less current portion		17	21
	Less unamortized financing costs		5	7

			$ 1,555	$ 1,475

4.	Lumber duties and export taxes

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (“SLA”) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce (“USDOC”) revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

5.	Other items

2006

Recovery of lumber duties:
During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income. The total amount of $268 million represents substantially all of the monies the Company expects to receive as part of the settlement.

Restructuring charge – mill closure:
Also during the quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.	Other items (cont.)

Gain on land sales:
The Company completed the sale of a number of land properties and recorded a gain of $8 million.

During the quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company’s financial statements.

	The following table provides an analysis of the other items by business segment:
	2006
		Forest
		products	Pulp	Consolidated

	Lumber duties	$ (238)	$ -		$ (238)
	Pensions	-	17		17
	Gain on sale of assets	(8)	-		(8)
	Severance, other labour-related and idling costs	-	12		12

		$ (246)	$ 29		$ (217)

	The following table provides the reconciliation components of the mill closure provisions:

			Dec. 30,		Dec. 24,
				2006	2005

	Opening balance			$ 9	$ 19
	Additions: Severance and other labour-related costs			10	-
	Idling and other costs			2	-
	Payments: Severance and other labour-related costs			(6)	(6)
	Idling and other costs			(1)	(2)

	Ending balance			$ 14	$ 11

6.	Interest, foreign exchange, and other

				Quarters
				2006	2005

	Interest on long-term debt			$ 30	$ 31
	Interest on short-term debt			3	2
	Interest income (note 5)			(33)	(1)
	Interest capitalized on construction projects			-	(1)

				-	31
	Amortization of deferred financing costs			1	1
	Amortization of deferred gain on foreign exchange contract			-	(21)
	Derivative financial instruments loss			-	4
	Other foreign exchange items			(15)	2
	Loss on consolidation of foreign integrated subsidiaries			1	2
	Bank charges and other financing expenses			1	2

				(12)	(10)

				$ (12)	$ 21

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.	Income Taxes

		Quarters
		2006	2005

	Earnings (loss) before income taxes and minority interest
	from continuing operations	$ 134	$ (102)

	Income taxes based on combined federal and provincial
	income tax rates of 33.3% (2005 - 33.3%)	45	(34)
	Decrease (increase) resulting from:
	Future income taxes adjustment due to rate enactments	-	4
	Change in valuation allowance	(53)	8
	Rate differential between jurisdictions	(3)	(2)
	Non taxable portion of exchange loss (gain) on long-term debt	8	(1)
	Large corporations tax	-	1

		(48)	10

	Income taxes recovery	$ (3)	$ (24)

	Income taxes:
	Current	38	2
	Future	(41)	(26)

	Income taxes recovery	$ (3)	$ (24)

8.	Employee Future Benefits

	The following table presents the Company’s future benefit costs:

		Quarters
		2006	2005

	Defined benefit pension plans	$ 5	$ 9
	Other employee future benefit plans	1	2
	Defined contribution and other retirement plans	3	4

		$ 9	$ 15
	Portion included in Restructuring charge - mill closure (note 5)	17	-

		$ 26	$ 15

9.	Comparative figures
	Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.